[Symetra Financial Letterhead]

May 14, 2007

Via:  Facsimile and EDGAR

Securities and Exchange Commission
100 "F" Street NE
Washington, D.C.   20549
Attn: Ellen Sazzman


Re: 	Symetra Life Insurance Company ("Symetra Life")
	Symetra Separate Account C
	File Nos. 333-137411/811-8052

Commissioners:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned, the sponsor and depositor of Symetra Separate Account C, hereby respectfully requests that the effective date for the above captioned Registration Statement on Form N-4, as amended, be accelerated to May 16, 2007.

Symetra Life and Symetra Separate Account C are aware of their responsibilities under the federal securities laws as participants in the public offering of the securities specified in the form N-4 for Symetra Separate Account C.

Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

	-	The Separate Account is responsible for the adequacy and
		accuracy of the disclosures in the filings;
	-	The Staff's comments or suggested changes to the
		disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
	-	The Separate Account may not assert staff comments as a
		defense in any proceeding initiated by the Commission under the federal securities laws of the United States.


If you have any questions, please call Jacqueline M. Veneziani at
(425) 256-5026.

Sincerely,


/s/ Randall H. Talbot
Registrant, Symetra Separate Account C
Randall H. Talbot, President, Symetra Life Insurance Company


/s/ Michael Murphy
Principal Underwriter, Symetra Securities, Inc.
Michael Murphy,  Chief Compliance Officer